BOND NO. 106646581

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1	**INSURED:**

LIBERTY ALL-STAR FUNDS

Principal Address:
1290 BRADWAY, SUITE 1000
DENVER, CO 80203

(hereinafter, "Insured")

ITEM 2	**POLICY PERIOD:**

Inception Date: January 15, 2024   Expiration Date: January 15, 2025
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3	**ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:**

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
   P.O. Box 2989
   Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
     One Tower Square, MN06
     Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT		SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY			
Coverage A.1.	Larceny or Embezzlement	$2,000,000	$0
Coverage A.2.	Restoration Expenses	$2,000,000	$25,000

B. ON PREMISES	$2,000,000	$25,000
C. IN TRANSIT	$2,000,000	$25,000
D. FORGERY OR ALTERATION	$2,000,000	$25,000
E. SECURITIES	$2,000,000	$25,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$2,000,000	$25,000
G. CLAIM EXPENSE	$100,000	$0
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$5,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$2,000,000	$25,000
Coverage I.2. Fraudulent Instructions	$2,000,000	$25,000
Coverage I.3. Restoration Expense	$2,000,000	$25,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000

ITEM 5   PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6   DISCOVERY PERIOD:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7   FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19002-0116; IVBB-19021-0116; IVBB-19004-0116; IVBB-19010-0116;
IVBB-19016-0116; IVBB-10003-0816; IVBB-10007-1016; IVBB-10010-1116; IVBB-10015-0217;
IVBB-19044-0518; IVBB-19045-0319; IVBB-19038-0422; IVBB-18005-0116

PRODUCER INFORMATION:

AON RISK INS SRVCS WEST
1900 16TH ST STE 900
DENVER, CO 80202

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.



President   Corporate Secretary

I. CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II. INSURING AGREEMENTS

A. FIDELITY

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from **Larceny or Embezzlement** committed by an **Employee** acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a **Computer Violation** by an **Employee**.

B. ON PREMISES

1. Loss of **Property** resulting directly from:

    a. robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or

    b. theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the **Property** was surrendered,

    while the **Property** is lodged or deposited within offices or premises located anywhere. The premises of a **Depository** will be deemed premises of the Insured, but solely as respects loss of **Certificated Securities**. Coverage for **Certificated Securities** held by such **Depository** is limited to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such **Depository**. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any **Depository** unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the **Depository** against such loss.

    This bond does not afford any coverage in favor of any **Depository** or exchange or any nominee in whose name is registered any security included within the **Depository's** systems.

2. Direct loss, through any hazard specified in Insuring Agreement B.1. of any **Property** while such **Property** is within any of the Insured's or an **Investment Adviser's** offices and in the possession of any customer of the Insured, any representative of such customer or any **Employee** whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured's proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any **Employee**.

C.   **IN TRANSIT**

Loss of **Property** (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is in transit anywhere in the custody of any person or persons acting as **Messenger**, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such **Property** by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the **Property** is being conveyed.

D.   **FORGERY OR ALTERATION**

Loss resulting directly from the Insured having, in good faith, paid or transferred any **Property** in reliance on any **Written, Original**:

1.   **Negotiable Instrument** (except an **Evidence of Debt**);

2.   **Certificate of Deposit**;

3.   **Letter of Credit**;

4.   **Withdrawal Order**;

5.   **Acceptance**;

6.   receipt for the withdrawal of **Property**; or

7.   instruction or advice directed to the Insured or an **Investment Adviser** and purportedly signed by a **Customer** of the Insured or by a **Financial Institution**,

which (a) bears a handwritten signature which is a **Forgery**; or (b) is altered, but only to the extent the **Forgery** or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured's having relied on the items.

E.   **SECURITIES**

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.   acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any **Original Written** document that is a (an):

    a.   **Certificated Security**;

    b.   **Document of Title**;

    c.   deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

    d.   **Certificate of Origin or Title**;

    e.   **Certificate of Deposit**;

    f.   **Evidence of Debt**;

    g.   corporate, partnership, or personal **Guarantee**;

    h.   **Security Agreement**;

        i.   **Instruction**;

        j.   **Statement of Uncertificated Security**,

that

(1)   bears a handwritten signature material to the validity or enforceability of the **Original Written** document that is a **Forgery**, but only to the extent the **Forgery** causes the loss;

(2)   is altered, but only to the extent the alteration causes the loss; or

(3)   is lost or stolen;

2.   guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, **Guarantee**, endorsement, or any items listed in items 1.a. through 1.i. above; or

3.   acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a **Counterfeit,** but only to the extent the **Counterfeit** causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an **Investment Adviser**, a **Custodian**, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured's having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F.   **COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS**

Loss resulting directly from the receipt by the Insured, in good faith, of any **Counterfeit Money** of the United States of America and its territories and possessions, Canada or any other country, or of **Counterfeit** money orders denominated in United States or Canadian currency.

G.   **CLAIM EXPENSE**

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of **Employees**) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H.   **STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS**

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an **Investment Adviser** having:

1.   failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or

2.   wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

I.   COMPUTER SYSTEMS

   Coverage I.1.   Computer Fraud

      Loss resulting directly from **Computer Fraud**.

   Coverage I.2.   Fraudulent Instructions

      Loss resulting directly from the Insured or an **Investment Adviser** having, in good faith, caused a transfer of funds as a result of a **Fraudulent Instruction** when the Insured or an **Investment Adviser**, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a **Customer**, the Insured, or an **Investment Adviser**:

         a.   performed a **Callback Verification** with respect to such instruction; or

         b.   followed commercially reasonable **Security Procedures** applicable to the transaction and instruction.

      Such **Fraudulent Instruction** received and, if applicable, **Callback Verification** performed, must be either recorded, logged, or documented by the Insured or an **Investment Adviser**.

   Coverage I.3.   Restoration Expenses

      Restoration Expenses incurred by the Insured or an **Investment Adviser** and resulting from a **Computer Violation** by someone other than an **Employee**.

J.   UNCOLLECTIBLE ITEMS OF DEPOSIT

   Loss, including dividends and interest accrued not to exceed 15% of the value of each **Item of Deposit** that is deposited, resulting directly from the Insured or **Investment Adviser** having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** that prove to be uncollectible, provided that the crediting of such account causes:

      1.   redemptions or withdrawals to be permitted;

      2.   shares to be issued; or

      3.   dividends to be paid.

   It is a condition precedent to coverage under this Insuring Agreement that the Insured or **Investment Adviser** hold funds represented in **Items of Deposit** for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such **Items of Deposit**.

   Items of Deposit will not be deemed to be uncollectible until the Insured's or **Investment Adviser's** standard collection procedures have failed.

   This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for **Uncollectible Items of Deposit**. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III.   GENERAL AGREEMENTS

A.   ORGANIC GROWTH

   If an Insured or **Investment Adviser**, while this bond is in force, adds additional **Employees** other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

liabilities of, another institution, such **Employees** will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B.   CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an **Investment Adviser**, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a "Transaction"), coverage under this bond for loss which:

1.   has occurred or will occur in the offices or premises of such institution;

2.   has been caused or will be caused by any employee or employees of such institution; or

3.   has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.   Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.   Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C.   REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D.   JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an **Investment Adviser**, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or **Investment Adviser** constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E.   COURT COSTS AND ATTORNEY'S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney's fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured's liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

      1.   an **Employee** admits to being guilty of **Larceny or Embezzlement**;

      2.   an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**; or

      3.   in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an **Investment Adviser** must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company's election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Company's selection. In such event, the Insured and **Investment Adviser** will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney's fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured's liability or alleged liability. Any amount not recoverable by reason of the Insured's liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney's fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV.   DEFINITIONS

As used in this bond:

A.   *Acceptance* means a **Written** draft that the drawee has, by signature thereon, engaged to honor as presented.

B.   *Bond Period* has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.

C.   *Callback Verification* means a verbal conversation with the purported **Customer**, using a **Pre-Determined Telephone Number**, to verify the identity of the **Customer** and the authenticity of a funds transfer request.

D. ***Certificate of Deposit*** means a **Written** acknowledgment by an Insured or a **Financial Institution** of receipt of **Money** with an engagement to repay it.

E. ***Certificate of Origin or Title*** means a **Written** document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

F. ***Certificated Security*** means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

    1.   represented by a **Written** instrument issued in bearer or registered form;

    2.   of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

    3.   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

G. ***Computer Fraud*** means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a **Computer System** by a natural person or entity other than an **Employee**, including any such entry or change made via the internet or a **Network**, provided that such entry or change causes:

    1.   **Property** to be transferred, paid, or delivered;

    2.   an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

    3.   an unauthorized or fictitious account to be debited or credited.

H. ***Computer System*** means:

    1.   any computer; and

    2.   any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer,

that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an **Investment Adviser**.

I. ***Computer Violation*** means:

    1.   the introduction of a **Computer Virus** into a **Computer System**; or

    2.   damage to, or destruction of, computer programs, software or other electronic data stored within a **Computer System** by a natural person, who has:

        a.   gained unauthorized access to such **Computer System**; or

        b.   authorized access to such **Computer System** but uses such access to cause such damage or destruction.

J. ***Computer Virus*** means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:

    1.   electronic data used, or stored, in any **Computer System** or network; or

    2.   a computer network, any computer application software, or a computer operating system or related network.

K. ***Counterfeit*** means a **Written** imitation of an actual, valid, or verifiable **Original** that is intended to deceive and to be taken as the **Original**.

L.   ***Custodian*** means an institution designated by an Insured or an **Investment Adviser** to maintain possession and control of the Insured's assets.

M.   ***Customer*** means, only with respect to Insuring Agreement I.2., an entity or natural person that has a **Funds Transfer Agreement** with the Insured or with an **Investment Adviser**.

N.   ***Depository*** means a clearing corporation that is:

1.   registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or

2.   a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.

O.   ***Document of Title*** means a **Written** document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other **Written** document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession that are either identified or are fungible portions of an identified mass.

P.   ***Electronic Data Processor*** means a natural person, partnership or corporation authorized in writing by the Insured or an **Investment Adviser** to perform services as a data processor of checks presented to the Insured by a customer or **Financial Institution**, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an **Electronic Data Processor**.

Q.   ***Electronic Record*** means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.

R.   ***Employee*** means:

1.   an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual's termination of service, provided such termination is not due to employee fraud or dishonesty;

2.   a guest student or intern pursuing studies or duties in any of the Insured's or an **Investment Adviser's** offices or premises covered hereunder, while such person is performing services for the Insured;

3.   any attorney retained by the Insured or an **Investment Adviser**, and any employee of such attorney, but only while performing legal services for the Insured;

4.   any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an **Investment Adviser** and under the Insured's supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an **Investment Adviser** on a contingent or part-time basis, and including a natural person who is leased to the Insured or an **Investment Adviser** under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured's business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);

5.   an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6. each natural person, partnership, or corporation authorized by the Insured or an **Investment Adviser** to perform services as an **Electronic Data Processor** (each such **Electronic Data Processor**, and the partners, officers and employees of such **Electronic Data Processor** will collectively be deemed to be one **Employee** for all the purposes of this bond, except with respect to Condition R.2.);

7. any director or trustee of an Insured, **Investment Adviser**, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by **Written** agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of the Insured;

8. any natural person who is a volunteer, while such person is subject to the Insured's direction and control and is performing services for the Insured;

9. any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured's direction and control and performing services for the Insured; and

10. any officer, partner, or employee of:

    a. an **Investment Adviser**;

    b. an underwriter (distributor);

    c. a transfer agent or shareholder accounting record-keeper; or

    d. an administrator authorized by written agreement to keep financial or other required records,

    for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the **Investment Adviser**, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such **Employee** while on leave, regardless of whether such person remains subject to the Insured's direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S. *Evidence of Debt* means a **Written** instrument, including a **Negotiable Instrument**, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an **Investment Adviser** that in the regular course of business is treated as evidencing the customer's debt to the Insured.

T. *Financial Institution* means:

1. a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2. a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

provided that **Financial Institution** does not include any such entity, institution or organization that is an Insured or an **Investment Adviser**.

U.   *Forgery* means signing the name of another person or organization with a handwritten signature directly applied to a **Written** document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

V.   *Fraudulent Instruction* means an intentional, fraudulent and unauthorized instruction directed to the Insured or an **Investment Adviser**, that is:

    1.   transmitted via telefacsimile, and:

       a.   purports and reasonably appears to be from a **Customer**, a **Financial Institution**, or another office of the Insured;

       b.   was in fact transmitted by someone other than a **Customer**, a **Financial Institution**, or another office of the Insured; and

       c.   purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or

    2.   transmitted verbally, via telephone, and purports to be from:

       a.   an officer, director, partner or employee of a **Customer**, who is authorized by the **Customer** to instruct the Insured or an **Investment Adviser** to make such a transfer;

       b.   a **Customer** who is a natural person; or

       c.   an **Employee** in another office of the Insured who was authorized by the Insured to instruct other **Employees** to transfer funds on deposit in a **Customer's** account; and was received by an **Employee** specifically designated to receive and act upon such instructions,

    but was in fact transmitted by someone other than a person described in paragraph V.2.; or

    3.   transmitted via electronic mail and purports and reasonably appears to be from a **Customer** of the Insured, but was in fact transmitted by someone other than such **Customer**.

Fraudulent Instruction does not include any instruction that purports to be from a **Customer** unless the instruction is transmitted by a method that is authorized in the **Funds Transfer Agreement** between the Insured and the **Customer**.

W.   *Funds Transfer Agreement* means an agreement, signed by the **Customer**, that:

    a.   authorizes the Insured or an **Investment Adviser** to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and

    b.   provides the Insured or an **Investment Adviser** with the names of persons authorized to initiate funds transfers.

X.   *Guarantee* means a **Written** undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a **Financial Institution** from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

Y.   *Instruction* means a **Written** order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge, or release from pledge of the **Uncertificated Security** specified be registered.

Z.   *Investment Adviser* means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

AA.   *Item of Deposit* means any checks or drafts deposited into the account of a customer, shareholder or subscriber.

BB.   *Larceny or Embezzlement* means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.

CC.   *Letter of Credit* means an engagement in writing by a **Financial Institution** or other person made at the request of a customer that the **Financial Institution** or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the **Letter of Credit**.

DD.   *Loan* means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

EE.   *Messenger* means an **Employee** while in possession of the Insured's **Property** away from the Insured's or **Investment Adviser's** premises and any other natural person acting as custodian of the **Property** during an emergency arising from the incapacity of the original **Employee**.

FF.   *Money* means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG.   *Negotiable Instrument* means a **Written** document, that:

       1.   is signed by the maker or drawer;

       2.   contains an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

       3.   is payable on demand or at a definite time; and

       4.   is payable to order or bearer.

    Negotiable Instrument also means a counterfeit check or **Substitute Check**.

HH.   *Network* means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a **Computer System**.

II.   *Original* means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

JJ.   *Pre-Determined Telephone Number* means a telephone number that:

       1.   was provided by the **Customer** when the **Customer** opened the account with the Insured or an **Investment Adviser**;

2. was provided in person by the **Customer** after the **Customer** opened the account with the Insured or an **Investment Adviser**, while physically present on the Insured's or **Investment Adviser's** premises and while presenting a government-issued photo identification;

3. was provided in a **Funds Transfer Agreement**;

4. replaced a telephone number previously provided for the **Customer's** account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the **Customer** at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or

5. replaced a telephone number previously provided for the **Customer's** account and was received by the Insured or the **Investment Adviser** at least 30 days prior to the receipt of the **Fraudulent Instruction**.

KK. *Property* means **Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments**, **Certificates of Deposit**, **Documents of Title**, **Acceptances**, **Evidences of Debt**, **Security Agreements**, **Withdrawal Orders**, **Certificates of Origin or Title**, **Letters of Credit**, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether **Written** or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.

LL. *Restoration Expenses* means reasonable costs incurred by the Insured or an **Investment Adviser**, with the Company's prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a **Computer System**, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a **Computer Violation**; provided that if it is determined by the Insured or **Investment Adviser** that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then **Restoration Expenses** means only the reasonable costs incurred by the Insured or an **Investment Adviser**, with the Company's prior written consent, to reach such determination.

Restoration Expenses do not include:

1. expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;

2. expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;

3. expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or

4. expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.

MM. *Security Agreement* means a **Written** agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.

NN. *Security Procedure* means the Insured's or **Investment Adviser's** established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a **Security Procedure**:

1. a general statement that the Insured or **Investment Adviser** may establish security procedures;

2. a statement that the Insured or **Investment Adviser** may perform a callback or other security procedure; or

3. a statement that the Insured or **Investment Adviser** will only accept requests from persons named on the account.

OO. *Single Loss* has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.

PP. *Statement of Uncertificated Security* means a **Written** statement of the issuer of an **Uncertificated Security** containing:

1. a description of the issue of which the **Uncertificated Security** is a part;

2. the number of shares or units:

   a. transferred to the registered owner;

   b. pledged by the registered owner to the registered pledgee;

   c. released from pledge by the registered pledgee;

   d. registered in the name of the registered owner on the date of the statement; or

   e. subject to pledge on the date of the statement;

3. the name and address of the registered owner and registered pledgee;

4. a notation of any liens and restrictions of the issuer and any adverse claims to which the **Uncertificated Security** is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and

5. the date:

   a. the transfer of the shares or units to the new registered owner of the shares or units was registered;

   b. the pledge of the registered pledgee was registered; or

   c. of the statement, if it is a periodic or annual statement.

QQ. *Substitute Check* means a paper reproduction of an **Original Written** check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.

RR. *Transportation Company* means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.

SS. *Uncertificated Security* means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1. not represented by a **Written** instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2. of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3. either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

TT. *Withdrawal Order* means a non-negotiable **Written** instrument, other than an **Instruction**, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

UU. *Written* means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an **Electronic Record**, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

V.   EXCLUSIONS

A.   This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.

B.   This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.

C.   This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.

D.   This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an **Employee** of the Insured, except when performing acts coming within the scope of the usual duties of an **Employee**, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

E.   This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any **Loan** or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or **Evidences of Debt**, whether such **Loan**, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.

F.   This bond does not cover loss caused by an **Employee**, except:

1.   when covered under Insuring Agreement A.; or

2.   when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to **Property**.

G.   This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:

1.   in obtaining credit or funds;

2.   in gaining access to any automated teller machine; or

3.   in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.

H.   This bond does not cover loss through the surrender of **Property** away from an office of the Insured or an **Investment Adviser** as a result of a threat:

1.   to do bodily harm to any person, except loss of **Property** in transit in the custody of a **Messenger** provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2.   to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement A.

I. This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an **Investment Adviser** at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.

J. This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured's account.

K. This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects **Negotiable Instruments** (except **Evidences of Debt** or **Substitute Checks**), E or F.

L. This bond does not cover loss of **Property** while:

1. in the mail;

2. in the custody of any **Transportation Company**, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any **Transportation Company** will be deemed to be covered under Insuring Agreement C; or

3. located on the premises of any **Transportation Company**,

except when covered under Insuring Agreement A.

M. This bond does not cover potential income, including interest and dividends not realized by the Insured.

N. This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.

O. This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.

P. This bond does not cover indirect or consequential loss of any nature.

Q. This bond does not cover loss resulting from any violation by the Insured or by any **Employee**:

1. of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or

2. of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.

R. This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an **Investment Adviser**, funds or **Property** of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.

S. This bond does not cover loss involving any **Uncertificated Security** except an **Uncertificated Security** of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

T. This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:

    1. resulting directly or indirectly from entries or changes made by an individual authorized to have access to a **Computer System**, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an **Investment Adviser** to design, develop, prepare, supply, service, write, or implement programs for the **Computer System**, except when covered under Insuring Agreement I.2.;

    2. caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or

    3. resulting directly or indirectly from entries or changes made by an **Employee** acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, **Financial Institution**, or automated clearing house, except when covered under Insuring Agreement I.2.

U. This bond does not cover loss resulting directly or indirectly from **Computer Fraud** or mechanical breakdown or failure to function properly of any **Computer System**, except when covered under Insuring Agreement A, B, or I.

V. This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured's or an **Investment Adviser's** assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.

W. This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer's intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an **Investment Adviser** or held by the Insured or **Investment Adviser** in any capacity including concurrently with another person.

X. This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual's personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured's care, custody, or control.

Y. This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of **Property** by an **Employee**.

Z. This bond does not cover loss, costs, or expenses the Insured or an **Investment Adviser** agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.

AA. This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an **Employee** as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any **Property** already in transit in the custody of such **Employee** at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.

BB. This bond does not cover loss resulting from the unauthorized online **Network**, **Computer System** or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such

information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a **Computer System**, except when covered under Insuring Agreement I.2.

CC. This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or **Investment Adviser** is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an **Employee** under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, "racketeering activity" is defined in 18 U.S.C. 1961 et seq., as amended.

DD. This bond does not cover any loss resulting directly or indirectly from a **Fraudulent Instruction** except when covered under Insuring Agreement I.2.

EE. This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an **Investment Adviser**, or any **Employee**, or as a result of any **Employee** acting upon such information, whether or not authorized.

FF. This bond does not cover loss resulting directly or indirectly from the input of an **Electronic Record** into a **Computer System**, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

VI. CONDITIONS

A. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1. the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;

2. the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;

3. the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and

4. knowledge possessed or discovery made by any partner, officer or supervisory **Employee** of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.

B. DISCOVERY

This bond applies to loss discovered by the Insured during the **Bond Period**. Discovery occurs when an officer or director of the Insured or of an **Investment Adviser** first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an **Investment Adviser** receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

C. BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D. SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney's fees incurred by the Company under General Agreement E., resulting from:

1. any one act or series of related acts of burglary, robbery, or attempt thereat, in which no **Employee** is implicated;

2. any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an **Employee** or not) resulting in damage to or destruction or misplacement of **Property**;

3. all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an **Employee** or not) or in which such person is implicated; or

4. any one casualty or event not specified in 1., 2., or 3. above.

E. SINGLE LOSS LIMIT OF INSURANCE

The Company's liability for each **Single Loss** will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a **Single Loss** is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such **Single Loss** will not exceed the largest applicable Single Loss Limit of Insurance.

F. DEDUCTIBLE

The Company is liable hereunder only for the amount by which any **Single Loss** exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a **Single Loss** is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such **Single Loss** covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such **Single Loss** will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G. NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from **Bond Period** to **Bond Period**, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H. NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1. At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or **Investment Adviser** must give the Company notice thereof.

2. Within six months after such discovery, the Insured or **Investment Adviser** must furnish to the Company proof of loss, duly sworn to, with full particulars.

3. Lost **Certificated Securities** listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.

4. Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney's fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.

5. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

6. This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.

I.   VALUATION

1. Money

    Any loss of **Money**, or loss payable in **Money**, will be paid, at the option of the Insured, in the **Money** of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2. Securities

    The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

    If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

    If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3. Books of Account and Other Records

    In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

4.   Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any **Property** other than **Money**, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such **Property**. The Company may, at its election, pay the actual cash value of, repair or replace such **Property**.

With respect to damage of **Property** covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such **Property**, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J.   ASSIGNMENT

In the event of payment under this bond, the Insured or **Investment Adviser** will deliver, if so requested by the Company, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K.   SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a **Depository** provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L.   RECOVERIES

1.   All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

a.   first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;

b.   second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured's claim;

c.   third, to the Insured in satisfaction of any Single Loss Deductible Amount; and

d.   fourth, to the Insured in satisfaction of any loss not covered under this bond.

2.   Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all **Money** received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

M.   COOPERATION

Upon the Company's request, and at reasonable times and places designated by the Company, the Insured will:

1.   submit to examination by the Company and subscribe to the same under oath;

2.   produce for the Company's examination all pertinent records; and

3.   cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N.   ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or **Counterfeit**, or contain a signature that is a **Forgery**, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, **Counterfeit**, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O.   LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any **Single Loss** that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P.   OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1.   the Insured;

2.   anyone other than the Insured;

3.   a **Transportation Company**;

4.   another entity on whose premises the loss occurred or that employed the person causing the loss; or

5.   the messenger conveying the **Property** involved.

Q. COVERED PROPERTY

This bond applies to loss of **Property**:

1.　　　that is owned by the Insured;

2.　　　that is held by the Insured in any capacity; or

3.　　　for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1.　　　Cancelation

    a.　　This bond is canceled in its entirety immediately upon receipt by the Company of a **Written** notice from the Insured or an **Investment Adviser** of its desire to cancel this bond, provided the Insured or **Investment Adviser** has provided at least 60 days' advance **Written** notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or **Investment Adviser**, however the cancelation will not be effective until 60 days after receipt of **Written** notice by all other Insureds.

    b.　　This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a **Written** notice from the Company of its desire to cancel this bond.

    c.　　Coverage is canceled as to any **Employee**, or as to any partner, officer, or employee of any **Electronic Data Processor** 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.

2.　　　Termination

    a.　　This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

    b.　　This bond terminates as to any Insured:

        (1)　　immediately upon the surrender of such Insured's charter to any governmental authority; or

        (2)　　immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

    whichever occurs first.

    Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

    c.　　Coverage terminates as to any **Employee**, or as to any partner, officer, or employee of any **Electronic Data Processor**:

        (1)　　as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including **Larceny or Embezzlement**; or

        (2)　　60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

including **Larceny or Embezzlement**, that resulted in a loss of **Property** in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any **Property** then in transit in the custody of such person.

However, termination of coverage as to any **Employee** as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.   Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by **Written** endorsement issued to form a part of this bond and including the signature of the Company's Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after **Written** notification has been furnished to the SEC by the Insured, **Investment Adviser** or the Company. If more than one Insured is named under this bond, the Company will give **Written** notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S.   DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an **Investment Adviser**, or the Company, the Insured or an **Investment Adviser** may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an **Investment Adviser**, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1.   on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2.   upon any takeover of the Insured's business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

The Company's total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the **Bond Period** that terminates immediately preceding the effective date of such additional period.

T.   HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to ITEM 4. of the DECLARATIONS:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
Social Engineering Fraud	$250,000	$25,000

2.	The following is added to the DECLARATIONS:

**Aggregate Limit of Insurance –
Social Engineering Fraud Insuring Agreement** $250,000

3.	The following **INSURING AGREEMENT** is added to section **II. INSURING AGREEMENTS**:

SOCIAL ENGINEERING FRAUD

Loss resulting directly from the Insured having, in good faith, caused a transfer of funds from its own account as a result of **Social Engineering Fraud**, provided that the Insured performed a **Transfer Verification** prior to transferring such funds. Such **Transfer Verification** must be recorded, logged, or otherwise documented by the **Insured**.

4.	Solely with respect to the Social Engineering Fraud Insuring Agreement, part 3 of section **IV. DEFINITIONS**, **R.**, **Employee** is deleted.

5.	Solely with respect to the Social Engineering Fraud Insuring Agreement, the following replaces the last paragraph of **IV. DEFINITIONS**, **R. Employee**:

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor, attorney retained by the Insured or any employee of such attorney, or representative or other person of the same general character not specified above.

6.	The following are added to section **IV. DEFINITIONS**:

Client means an entity or natural person for which the Insured performs services as specified in a written agreement, but only while the written agreement is in effect.

Social Engineering Fraud means the intentional misleading of an **Employee** through the use of an electronic, telegraphic, cable, teletype, telephone, or written instruction received by such **Employee** that:

    1.	purports to be from:

        a.	a **Vendor**;

        b.	a **Client**; or

        c.   an **Employee**,

but was in fact transmitted by someone other than such **Vendor**, **Client**, or **Employee**, and without the knowledge or consent of such **Vendor**, **Client**, or **Employee**;

2. directs the **Employee** to transfer, pay, or deliver funds, or to change the method, destination or account for payments to such **Vendor**, **Client**, or **Employee**;

3. contains a misrepresentation of a material fact; and

4. is reasonably relied upon by the **Employee**, believing the material fact to be true.

Transfer Verification means a verbal conversation with the purported **Vendor**, **Client**, or **Employee**, using a **Verification Method**, to verify the identity of the **Vendor**, **Client**, or **Employee** and the authenticity of a funds transfer request or a request to change the method, destination or account for future payments.

Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine, pre-existing written agreement.

Verification Method means:

1. with respect to a **Vendor** or **Client**, calling a telephone number that:

    a.   was provided by the **Vendor** or **Client** when the written agreement was first established with the Insured;

    b.   replaced a telephone number previously provided by the **Vendor** or **Client**, provided that confirmation of the legitimacy of the change was achieved through verbal contact with the **Vendor** or **Client** at the previously provided telephone number;

    c.   replaced a telephone number previously provided by the **Vendor** or **Client** and was received by the Insured at least 30 days prior to the occurrence of the **Social Engineering Fraud**; or

    d.   was provided in person by the **Vendor** or **Client** while the **Vendor** or **Client** was physically present on the Insured's premises;

2. with respect to an **Employee**, calling a telephone number obtained on a published or electronic company directory maintained by the Insured, or having an in-person conversation with the **Employee**.

7. The following is added to section **VI. CONDITIONS**, **E.**:

AGGREGATE LIMIT OF INSURANCE – SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

The Company's total liability under the Social Engineering Fraud Insuring Agreement for all loss discovered during any one **Bond Period**, regardless of when paid, will not exceed the Aggregate Limit of Insurance - Social Engineering Fraud Insuring Agreement as set forth above. Such Aggregate Limit of Insurance for a **Bond Period** will be reduced, and may be exhausted, by the amount of any payment under the Social Engineering Fraud Insuring Agreement for any loss discovered during that **Bond Period**. The reduced Aggregate Limit of Insurance will then become the Aggregate Limit of Insurance – Social Engineering Fraud Insuring Agreement. Upon exhaustion of such Aggregate Limit of Insurance by any such payment:

a. the Company will have no further liability under the Social Engineering Fraud Insuring Agreement for any loss discovered during that **Bond Period**, whether or not previously reported to the Company; and

b. upon notice by the Company to the Insured that such Aggregate Limit of Insurance has been exhausted, the Company will have no further obligation for payment or indemnification of court costs and attorney's fees as set forth in General Agreement E., with respect to any loss, claim or damage under the Social Engineering Fraud Insuring Agreement, whether or not the Company has elected to defend any action thereunder.

The Aggregate Limit of Insurance for any **Bond Period** will be reinstated by the amount of any applicable cash or ultimate cash equivalent recovery made by the Company and applied in accordance with Conditions J., K. and L. The Aggregate Limit of Insurance for any **Bond Period** will not, however, be increased or reinstated by any remaining portion of any Aggregate Limit of Insurance from any previous **Bond Period**.

The amount of any cash or ultimate cash equivalent recovery as set forth in the preceding paragraph will be net of any and all expenses incurred by the Company in effecting such recovery and will only serve to reinstate the applicable Aggregate Limit of Insurance for the **Bond Period** in which the loss was discovered.

In the event that loss of **Property** is settled by the Company through the use of a lost instrument bond, such loss will not reduce any Aggregate Limit of Insurance.

NOTIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:

In the event this bond is canceled, terminated, reduced, non-renewed or restrictively modified by the Company, the Company will endeavor to give 60 days' advance notice to the party listed below, but failure to do so will not impair or delay the effectiveness of any such cancelation, termination, reduction, nonrenewal, or restrictive modification, nor will the Company be held liable in any way for such failure.

Financial Industry Regulatory Authority (formerly NASD) and /or other associations

---

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106646581

NAMED INSURED ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following are added to ITEM 1 of the Declarations as Insureds:

Liberty All-Star Equity Fund

Liberty All-Star Growth Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106646581

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.   The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION**:**

Loss resulting from the Insured accepting, paying, or cashing any **Negotiable Instrument** or **Withdrawal Order** made or drawn on a customer's account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such **Negotiable Instrument** or **Withdrawal Order**.

2.   The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

N.   ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or **Counterfeit**, or contain a signature or endorsement which is a **Forgery** or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, **Counterfeit**, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106646581

AMEND DISCOVERY AND CANCELATION OR TERMINATION CONDITIONS – SCHEDULED POSITIONS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.   The following replaces section VI. CONDITIONS, B. DISCOVERY:

This bond applies to loss discovered by the Insured during the **Bond Period**. Discovery occurs when any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.   The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE OR MODIFICATION, 2.c.:

c.   Coverage terminates as to any **Employee**; or as to any partner, officer, or employee of any **Electronic Data Processor**:

(1)   as soon as any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, not in collusion with such person learns of any dishonest or fraudulent employment related act; or

(2)   60 days after any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, not in collusion with such person learns of any dishonest or fraudulent non-employment related act which resulted in a loss of **Property** in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any **Property** then in transit in the custody of such person.

However, termination of coverage as to any **Employee** as set forth in (1) and (2) of the preceding paragraph will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

Schedule

Chairman, President, CCO

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106646581

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

REPLACE INSURING AGREEMENT E. ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section **II. INSURING AGREEMENTS**, **E.**:

E. SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1. acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any **Original Written** document that is a (an):

    a. **Certificated Security**;

    b. **Document of Title**;

    c. deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

    d. **Certificate of Origin or Title**;

    e. **Certificate of Deposit**;

    f. **Evidence of Debt**;

    g. corporate, partnership, or personal **Guarantee**;

    h. **Security Agreement**;

    i. **Instruction**;

    j. **Statement of Uncertificated Security**,

    that

    (1) bears a handwritten signature material to the validity or enforceability of the **Original Written** document that is a **Forgery**, but only to the extent the **Forgery** causes the loss;

    (2) is altered, but only to the extent the alteration causes the loss; or

    (3) is lost or stolen;

2. guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, **Guarantee**, endorsement, or any items listed in items 1.a. through 1.i. above;

3. acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a **Counterfeit,** but only to the extent the **Counterfeit** causes the loss; or

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106646581**

4. become liable to any issuer of securities, transfer agent, registrar, redemption agent, depository, trustee, **Financial Institution**, or paying, distributing, or disbursing agent, or their respective legal representatives, successors, or assigns (collectively, "Agents and Issuers") by reason of having executed an indemnity agreement with Agents and Issuers wherein such liability arises from the unauthorized use of the Insured's Securities Transfer Agents Medallion Program (STAMP) imprint, STAMP Attorney Release imprint, Stock Exchange Medallion Program (SEMP) imprint, New York Stock Exchange Medallion Signature Program (MSP) imprint, Signature Validation Program (SVP) imprint, or other similar signature validation program for the purpose of:

   a. executing guarantees of signatures (within the meaning of § 8-312 of the Uniform Commercial Code) and executing other certifications and guarantees incident to the transfer, payment, exchange, or purchase of **Certificated Securities**, including erasure guarantees and one-and-the-same guarantees; and

   b. executing powers of substitution;

   provided the imprint device used by the Insured is proven to have been lost, stolen, or counterfeited and then used for the unauthorized purpose stated above.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an **Investment Adviser**, a **Custodian**, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured's having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

TELEFACSIMILE TRANSACTIONS INSURING AGREEMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to **ITEM 4** of the **DECLARATIONS**:

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
TELEFACSIMILE TRANSACTIONS	$2,000,000	$25,000

2. The following is added to section **II. INSURING AGREEMENTS**:

    TELEFACSIMILE TRANSACTIONS

    Loss resulting directly from a **Telefacsimile Transaction**, where the request for such **Telefacsimile Transaction** is unauthorized or fraudulent and is made with the intent to deceive; provided, that the Insured receiving such request maintains and follows during the **Bond Period** all **Designated Fax Procedures** with respect to **Telefacsimile Transactions**. The isolated failure of such entity to maintain and follow a particular **Designated Fax Procedure** in a particular instance will not preclude coverage under this Insuring Agreement.

    The Company will not be liable under this Telefacsimile Transactions Insuring Agreement for loss covered under Insuring Agreement A, Fidelity, of this bond.

3. The following are added to section **IV. DEFINITIONS**:

    Designated means or refers to a written designation signed by a shareholder of record of a fund, either in such shareholder's initial application for the purchase of shares, with or without a **Signature Guarantee**, or in another document with a **Signature Guarantee**.

    Designated Fax Procedures means the following procedures:

    1. Retention: All **Telefacsimile Transaction** requests will be retained for at least six months. Requests will be capable of being retrieved and produced in legible form within a reasonable period of time after retrieval is requested.

    2. Identity Test: The identity of the sender in any request for a **Telefacsimile Transaction** will be tested before executing that **Telefacsimile Transaction**, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

    3. Contents: A **Telefacsimile Transaction** will not be executed unless the request for such **Telefacsimile Transaction** is dated and purports to have been signed by: (a) any shareholder or subscriber to shares issued by a fund, or (b) any **Financial Institution**.

Issuing Company: **Travelers Casualty and Surety Company of America**

Bond Number: **106646581**

4. Written Confirmation: A written confirmation of each **Telefacsimile Transaction** will be sent to the shareholder to whose account such **Telefacsimile Transaction** relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five business days following such **Telefacsimile Transaction**.

Fax Election means any election concerning dividend options available to fund shareholders that is requested through a **Telefacsimile System**.

Fax Exchange means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through a **Telefacsimile System**.

Fax Purchase means any purchase of shares issued by an investment company that is requested through a **Telefacsimile System**.

Fax Redemption means any redemption of shares issued by an investment company that is requested through a **Telefacsimile System**.

Signature Guarantee means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

Telefacsimile System means a system of transmitting and reproducing fixed graphic material, including printing, by means of signals transmitted over telephone lines.

Telefacsimile Transaction means any **Fax Redemption**, **Fax Election**, **Fax Exchange**, or **Fax Purchase**.

4. The following replaces section **V. EXCLUSIONS**, **A.**:

A. This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F, G, or the Telefacsimile Transactions Insuring Agreement.

5. The following are added to section **V. EXCLUSIONS**:

This bond does not cover loss resulting from:

1. any **Fax Redemption**, where the proceeds of such redemption were requested to be paid or made payable to anyone other than: (a) the shareholder of record; (b) a person **Designated** in the initial application or in writing at least one day prior to such redemption to receive redemption proceeds; or (c) a bank account **Designated** in the initial application or in writing at least one day prior to such redemption to receive redemption proceeds;

2. any **Fax Redemption** of fund shares that had been improperly credited to a shareholder's account, where such shareholder: (a) did not cause, directly or indirectly, such shares to be credited to such account; and (b) directly or indirectly received any proceeds or other benefit from such redemption;

3. any **Fax Redemption** from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account that was designated: (a) over the telephone or by telefacsimile at least 15 days prior to such redemption; or (b) in the initial application or in writing at least one day prior to such redemption;

4. the intentional failure to adhere to one or more **Designated Fax Procedures**; or

5. the failure to pay for shares attempted to be purchased.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

AUTOMATED PHONE SYSTEMS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to ITEM 4. of the Declarations

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
AUTOMATED PHONE SYSTEMS	**$2,000,000**	**$25,000**

2. The following is added to section **II. INSURING AGREEMENTS**:

AUTOMATED PHONE SYSTEMS ("APS")

Loss caused directly by an **APS Transaction**, where the request for such **APS Transaction** is unauthorized or fraudulent and is made with the manifest intent to deceive the Insured; provided that the entity that receives such request generally maintains and follows during the **Bond Period** all **APS Designated Procedures** with respect to **APS Transactions**. The isolated failure of such entity to maintain and follow a particular **APS Designated Procedure** in a particular instance will not preclude coverage under this Insuring Agreement.

2. The following are added to section **IV. DEFINITIONS**:

APS or *Automated Phone System* means an automated system that receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; but does not include transmissions from a **Computer System** or part thereof.

APS Designated Procedures means the following procedures:

1. Logging: All **APS Transaction** requests must be logged or otherwise recorded so as to preserve all of the information necessary to effect the requested **APS Transaction** transmitted in the course of such a request, and the records must be retained for at least six months. Information contained in the records must be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

2. Identity Test: The identity of the caller in any request for an **APS Transaction** must be tested before executing that **APS Transaction** by requiring the entry by the caller of an identification number consisting of at least four digits or characters.

3. Contemporaneous Confirmation: All information in each request for an **APS Transaction** that is necessary to effect such **APS Transaction** must be contemporaneously repeated to the caller, and no such **APS Transaction** will be executed unless the caller has confirmed the accuracy of such information.

4. Written Confirmation: A written confirmation of each **APS Transaction** must be sent to the shareholders to whose account such **APS Transaction** relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five business days following such **APS Transaction**.

5. Access to **APS Equipment**: Physical access to **APS Equipment** must be limited to duly authorized personnel.

APS Election means any election concerning dividend options available to the **Insured's** shareholders that is requested through an **Automated Phone System**.

APS Exchange means any exchange of shares in a registered account of one **Insured** into shares in an identically registered account of another **Insured** in the same complex pursuant to exchange privileges of the two **Insureds**, which exchange is requested through an **Automated Phone System**.

APS Purchase means any purchase of shares issued by an **Investment Advisor** that is requested through an **Automated Phone System**.

APS Redemption means any redemption of shares issued by an **Investment Advisor** that is requested through an **Automated Phone System**.

APS Transaction means any **APS Redemption**, **APS Election**, **APS Exchange**, or **APS Purchase**.

Officially Designated means designated in writing signed by a shareholder of record of an **Insured**, either in such shareholder's initial application for the purchase of an **Insured's** shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

Signature Guarantee means a **Written** guarantee of a signature that is made by a **Financial Institution** whose deposits are insured by the Federal Deposit Insurance Corporation, or by a broker that is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Solely with respect to the Automated Phone Systems Insuring Agreement, the following are added to section **V. EXCLUSIONS**:

This bond does not cover:

a. Any loss covered under any other Insuring Agreement of this bond:

b. Any loss resulting directly or indirectly from:

   (1) Any **APS Redemption**, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person **Officially Designated** to receive redemption proceeds, or (c) a bank account **Officially Designated** to receive redemption proceeds;

   (2) Any **APS Redemption** of an **Insured's** shares that had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption;

   (3) Any **APS Redemption** from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account that was either (i) designated over the telephone fewer than 30 days prior to such redemption, or (ii) designated in writing less than one day prior to such redemption;

   (4) The failure to pay for shares attempted to be purchased, or

   (5) The intentional failure to adhere to one or more **APS Designated Procedures**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

REPLACE COVERAGE A.1. OF INSURING AGREEMENT A. ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section II. INSURING AGREMENTS, A. FIDELITY, Coverage A.1.:

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from **Larceny or Embezzlement** as well as fraudulent or dishonest acts committed by an **Employee** acting alone or in collusion with others.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106646581**

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1. an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or

2. an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the **Bond Period**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106646581**

REPLACE GENERAL AGREEMENT A. ORGANIC GROWTH ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH:

If an Insured or **Investment Adviser**, while this bond is in force, adds additional **Employees** or experiences an increase in assets under management, other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or liabilities of, another institution, such **Employees** or increased assets under management will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106646581**

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to section IV. DEFINITIONS:

   Financial Interest means the first named Insured's insurable interest in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured's:

   1. ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured's board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

   2. indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

   3. election or obligation to obtain insurance for such Insured.

2. The following is added to section VI. CONDITIONS, M. COOPERATION:

   In the event the Company indemnifies the first named Insured on account of its **Financial Interest** in an Insured, as a condition precedent to exercising rights under this bond, the first named Insured will cause such Insured to comply with the conditions of this bond.

3. The following are added to section VI. CONDITIONS:

   TERRITORY COVERED

   1. This bond does not apply to:

      a. loss sustained by an Insured domiciled; or

      b. loss of or damage to property located,

      in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

   2. In the event an Insured sustains loss referenced in a. above to which this bond would have applied, the Company will reimburse the first named Insured for its loss, on account of its **Financial Interest** in such Insured.

   SANCTIONS

   This bond will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

COLORADO CANCELATION, TERMINATION, CHANGE, OR MODIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION, 2.:

    2. Termination

        a. The Company may cancel this bond by mailing through first-class mail to each Insured and the SEC **Written** notice of cancelation, citing the actual reason for cancelation, at least 60 days before the effective date of cancelation.

        b. The Company may only cancel this bond based on one or more of the following reasons:

            (1) nonpayment of premium;

            (2) a false statement knowingly made by the Insured on the application for insurance; or

            (3) a substantial change in the exposure or risk other than that indicated in the application and underwritten as of the effective date of the bond unless the Insured has notified the Company of the change and the Company accepts such change.

2. The following are added to section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:

    4. Nonrenewal

        If the Company elects not to offer to renew this bond, the Company will mail **Written** notice of the nonrenewal via first-class mail to each Insured and the SEC at least 60 days before the Expiration Date shown in ITEM 2 of the Declarations, or the bond's anniversary date if the bond was written for a term of more than one year or with no fixed expiration date.

        If notice is mailed, proof of mailing will be sufficient proof of notice.

    5. Renewal with Increased Premium of Decreased Coverage

        The Company will not increase the premium unilaterally or decrease the coverage benefits on renewal of this bond unless the Company mails via first-class mail **Written** notice of the Company's intention, including the actual reason, to the last mailing address known to the Company of the first named Insured set forth in ITEM 1 of the Declarations, at least 60 days before the effective date.

        Any decrease in coverage during the bond term must be based on one or more of the following reasons:

        a. nonpayment of premium;

        b. a false statement knowingly made by the Insured on the application for the bond; or

---

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106646581

c. a substantial change in the exposure or risk other than that indicated in the application and underwritten as of the effective date of the bond unless the Insured has notified the Company of the change and the Company accepts such change.

If notice is mailed, proof of mailing will be sufficient proof of notice.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.



1290 Broadway, Suite 1000
Denver, CO 80203

January 16, 2024

Liberty All-Star Growth Fund, Inc.
1290 Broadway, Suite 1000
Denver, CO 80203

To Whom It May Concern:

The parties hereto (each a "Fund" and collectively the "Funds") will be named as joint insured(s) pursuant to a bond to be issued by Travelers Casualty and Surety Company of America (the "Bond"), with a limit of liability set at $2,000,000 for both Funds although for a single Fund, the limit would be $1,500,000 for the Liberty All-Star Equity Fund, $750,000 for the Liberty All-Star Growth Fund, Inc. Rule 17g-1(f) of the Investment Company Act of 1940 (the "Act"), which provides that where a registered management investment company such as one of the Funds named as insured under a joint insured bond, such investment company shall enter into an agreement with the other joint insured(s) providing for an equitable and proportionate share of any recovery under the bond as a result of any loss sustained.

Accordingly, it is agreed that in the event recovery is received under the Bond as a result of a loss sustained by more than one of the Funds, each such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount of the minimum coverage required for such Fund pursuant to Rule 17g-1(d) under the Act.

Very truly yours,

LIBERTY ALL-STAR EQUITY FUND

By: /s/ Mark T. Haley
Name: Mark T. Haley
Title: President

Proposed Resolutions

Approval of Fidelity Bond and Joint Bond Allocation Agreements

RESOLVED, that the form and amount of the Liberty All-Star Equity Fund and Liberty All-Star Growth Fund Inc.'s (each a "Fund," and together, the "Funds") joint fidelity bond, as discussed at the Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of Trustees/Directors of the Funds, including, but not limited to, the value of the aggregate assets of each of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of each Fund's assets, and the nature of the securities in each Fund; and further

RESOLVED, that the Secretary or Assistant Secretary of each Fund be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"); and further

RESOLVED, that the proposed premium allocation to each Fund, as recommended and presented to the Trustees/Directors, is fair and reasonable; and further

RESOLVED, that the officers of each Fund are hereby authorized to execute a letter agreement by and between the Funds (each an "Insured Party," and collectively "Insured Parties") providing that in the event of a loss sustained by the Insured Parties, each Insured Party shall receive an equitable and proportionate share of the recovery; and further

RESOLVED, that the appropriate officers of the Funds be, and each of them hereby is, authorized and empowered to take all actions as they, or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.